OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

July 26, 2012

Via Electronic Transmission
Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:
Registration Statements on Form N-14 for each of Oppenheimer Portfolio Series: Conservative Investor Fund, Moderate Investor Fund, and Active Allocation Fund (SEC File Nos. 333-182270, 333-182272, and 333-182281)

Dear Mr. Rupert:

We have reviewed your comments, received on July 20, 2012, to the Registration Statements on Form N-14, filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2012 (the “Registration Statement”), for Oppenheimer Portfolio Series, on behalf of each of its series, Conservative Investor Fund (“Conservative Investor”), Moderate Investor Fund (“Moderate Investor”) and Active Allocation Fund (“Active Allocation”, and along with Conservative Investor and Moderate Investor, each a “Registrant”), regarding the reorganization of each of Oppenheimer Transition 2010 Fund into Conservative Investor, each of Oppenheimer Transition 2015 Fund, Oppenheimer Transition 2020 Fund, and Oppenheimer Transition 2025 Fund into Moderate Investor, and each of Oppenheimer Transition 2030 Fund, Oppenheimer Transition 2040 Fund, and Oppenheimer Transition 2050 Fund into Active Allocation (each aforementioned target Fund being a “Transition Fund”).  For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions each Registrant uses in its Registration Statement and defined terms have the meanings defined therein. Comments specific to a Registrant’s Registration Statement are also identified as such.

1.      After discussing the overlap among portfolio securities each Transition Fund has with respect to a Registrant, indicate that the Funds are different because of the different methodology for allocating among Underlying Funds.

The disclosure has been revised to include the following sentence after describing a Transition Fund’s portfolio overlap: “This high overlap does not mean the Target Funds and Acquiring Fund are identical.  Please refer to the discussion below on the differences in the investment strategy among the Funds and the risks of each such strategy.”

2.      In the Comparison of investment strategies, indicate that there is more discretion in managing the Acquiring Fund because the glidepath from the Target Funds would not apply.

The disclosure has been revised to include the following sentence: “Since the Acquiring Fund does not follow a glidepath, its portfolio managers may exercise more discretion in following its investment strategy.”

3.      Confirm supplementally that the terms of the fee waiver arrangements are governed by the fee table footnote disclosure.

The Registrant’s waiver arrangements are governed by the disclosure included in its footnotes to the fee tables.  Pursuant to such footnotes, the terms of waivers indicated therein may not be removed by the Manager during the one year period specified therein.  This disclosure governs the terms of the waiver arrangement, indicating that despite the voluntary nature of the waiver, the Manager may not cease the arrangement within the one year date.  The Registrants note that Form N-1A by its terms does not require any such waiver arrangement to be pursuant to a written contract, only that the terms of the waiver arrangement reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.  We also note that this disclosure is consistent with prior discussions with the Commission regarding waiver footnotes for the Manager’s other mutual funds.

4.      Please confirm whether the share classes of each Underlying Fund in which the Funds invest is the lowest expense class.

At the time of initial investment in the Underlying Funds, each Fund invested in the lowest expense class, which was either Class Y or Class E (for Oppenheimer Institutional Money Market Fund).  Recently, certain of the Underlying Funds have began offering new Class I shares and it is planned that other Underlying Funds will offer new Class I shares in the future.  For some of the Underlying Funds, as an estimate of annualized fund operating expenses, Class I shares may, but do not always have, estimated lower operating expenses than the actual annual operating expenses of their corresponding Class Y shares (Class I shares are not offered for Oppenheimer Institutional Money Market Fund).  The Manager is currently reviewing these estimated expenses to determine whether they will generally continue to be lower than the actual expenses for Class Y shares of each Underlying Fund once Class I shares have actual expenses.  Consistent with avoiding disruption to other Class Y shareholders of the Underlying Funds, the Manager may redeem out of Class Y shares to invest in Class I shares if Class I shares are found to be the lowest expense class of an Underlying Fund.  This analysis is currently ongoing.  The Manager and the Funds acknowledge that the most appropriate investment for a fund-of-funds is, in most cases, in the lowest expense share class offered.

5.      Please undertake to file a final Tax Opinion with respect to each Reorganization when completed.

The Acquiring Fund agrees to file by post-effective amendment, upon closing of each Reorganization, the tax opinion of counsel regarding the transaction contemplated by the Reorganization Agreement qualifying as a tax-free reorganization under the Internal Revenue Code.

6.      With respect to the Active Allocation Registration Statement: The line item in each fee table for the Allocation Fee should be placed in the Management Fee item, and such item may then be footnoted to describe the allocation fee.

The requested changes have been made.  We have declined to footnote the Management Fee line item with any further explanation.

*     *     *     *     *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
nvann@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi
Edward Gizzi
Vice President & Assistant Counsel
Tel.: 212.323.4091

cc:	Taylor Edwards, Esq.
Kramer Levin Naftalis & Frankel LLP
KPMG LLP
Gloria LaFond